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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
FEB 25 2002

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-40861

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Gordian Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, 5th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Caldwell — **(212) 486-3600** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

499 Park Avenue
5th Floor
New York
New York 10022
212 486.3600
Fax. 212 486.3616

Gordian Group, L.P.

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Consolidated Statement of Financial Condition
- ☐ (c) Consolidated Statement of Income
- ☐ (d) Consolidated Statement of Changes in Partners' Capital
- ☐ (e) Consolidated Statement of Cash Flows
- ☐ (f) Statement of Changes in Subordinated Liabilities
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☐ (l) An Oath or Affirmation
- ■ (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (n) Exemptive Provision under Rule 15c3-3

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Gordian Group, L.P.:

We have audited the accompanying consolidated statement of financial condition of Gordian Group, L.P. (a Delaware limited partnership) and subsidiary as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordian Group, L.P. and subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 25, 2002

GORDIAN GROUP, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 5,296,467
ACCOUNTS RECEIVABLE	388,660
FURNITURE, FIXTURES AND EQUIPMENT, net of accumulated depreciation of $582,997	268,161
OTHER ASSETS	354,524
Total assets	$ 6,307,812

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accrued compensation and benefits	$ 1,050,743
Accrued liabilities	215,923
Deferred income	292,864
Total liabilities	1,559,530
PARTNERS' CAPITAL:	
General Partner	1,286,740
Limited partners	3,461,542
Total partners' capital	4,748,282
Total liabilities and partners' capital	$ 6,307,812

The accompanying notes are an integral part of this statement.

GORDIAN GROUP, L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Gordian Group, L.P. (the "Partnership") was formed in Delaware on March 22, 1988. Gordian Utilities, L.L.C. (the "Subsidiary") was formed in New York on August 17, 1998. The activities of the Subsidiary are included in the consolidated statement of income through July 23, 2001, when the Subsidiary ceased operations. The general partner of the Partnership is Blue Claw Capital, Inc. (the "General Partner").

The Partnership is primarily engaged in providing financial advisory services to business entities (and the buyers, investors and lenders to such entities) including: (i) private placements of debt and equity securities, (ii) underwritten public offerings of debt and equity securities, (iii) sale of all or a part of such companies' businesses in the merger market, (iv) public and private exchange offers and (v) advice with respect to operations, joint ventures, transactions and capital structures of such entities.

The Partnership is registered as a broker-dealer with the National Association of Securities Dealers, Inc. ("NASD"). The Partnership does not carry customer accounts; however, it may participate as a broker or dealer in underwritings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated statement of financial condition of the Partnership has been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Cash and Cash Equivalents

The Partnership considers highly liquid money market investments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Advisory fees are recorded when earned. Deferred income is made up of unearned revenue, retainers and holdback provisions. These items are recognized as they are earned over the life of the Partnership's contracts with the clients.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method based upon their estimated useful lives.

3. CAPITAL ACCOUNTS

partners as the General Partner shall determine in its sole discretion. In the event that any partner incurs a deficit balance, as defined in the Partnership Agreement, the deficit will also be allocated in accordance with the Partnership Agreement.

4. COMMITMENTS AND CONTINGENCIES

The Partnership leases space for the New York office under a lease agreement which expires on August 31, 2007. Rent expense during 2001 was $317,662 and is reflected as occupancy and supplies expense on the accompanying consolidated statement of income. The minimum future rental payments under the terms of the lease are the following:

Year ending December 31:	
2002	$ 350,000
2003	371,000
2004	371,000
2005	371,000
2006	371,000
Thereafter	247,680
	$ 2,081,680

The Partnership is involved in various legal actions that have arisen in the course of the Partnership's business. In the opinion of management, the ultimate liability with respect to such lawsuits as well as other contingencies is not considered to be material in relation to the Partnership's consolidated financial statements.

5. RETIREMENT PLAN

All full-time employees with one year's service to the Partnership are eligible to become participants in the Gordian Group, L.P. Retirement Plan (the "Plan"), a trusteed, noncontributory, profit-sharing plan. Plan contributions are discretionary based on an employee's annual compensation as defined by the Plan's agreement and the Internal Revenue Code. Plan benefits are based on participants' vested account balances upon retirement. Included in compensation expense is $156,718 relating to the Partnership's 2001 contribution to the Plan.

6. NET CAPITAL

The Partnership is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of net capital, as defined, which shall be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2001, the Partnership had net capital of $3,642,628, which was $3,538,659 in excess of its minimum net capital requirement of $103,969. The ratio of aggregate indebtedness to net capital was .428.

Proprietary accounts held at Salomon Smith Barney, Inc. ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and Salomon Smith Barney, Inc., which requires, among other things, Salomon Smith Barney, Inc. to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.



To the Partners of
Gordian Group, L.P.:

In planning and performing our audit of the consolidated statement of financial condition of Gordian Group, L.P. and subsidiary (the "Partnership"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in

amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



New York, New York
January 25, 2002